UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


     DIVISION OF
CORPORATION FINANCE


                                                             March 8, 2021

  Via E-Mail

  Elizabeth Gonzalez-Sussman
  Olshan Frome Wolosky LLP
  1325 Avenue of the Americas
  New York, New York 10019

          Re:     Kohl   s Corporation
                  PRRN14A filed on March 5, 2021
                  Filed by Macellum Badger Fund, LP, et al.
                  File No. 1-11084

  Dear Ms. Gonzalez-Sussman:

         The staff in the Office of Mergers and Acquisitions in the Division of Corporation
  Finance has reviewed the revised filing listed above. Our comments follow.

  Revised Preliminary Proxy Statement filed on March 5, 2021

  The Board has Overseen Long Term Operating Underperformance, page 9

  1. Refer to comment 3 in our prior letter and the information you provided supplementally in response to that comment about how you calculated the figures presented in the chart on page 9. Summarize the information provided supplementally in the revised proxy statement.

  We Believe the Board has a History of Poor Capital Allocation, page 10

  2. Refer to the first paragraph on page 10, where you state that Kohl   s net
sales decreased .6%
     between 2011-2019. However, the chart at the bottom of page 10 appears to show an increase in net sales over that period. If the 17% growth figure for the clothing industry over this period refers to something other than growth in net sales, this is not clear. Please revise or advise.
 Elizabeth Gonzalez-Sussman, Esq.
Olshan From Wolosky LLP
March 8, 2021
Page 2


        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
Please direct any questions to me at (202) 551-3263.


                                                            Sincerely,

                                                            /s/ Christina Chalk

                                                            Christina Chalk
                                                            Senior Special
Counsel
                                                            Office of Mergers
and Acquisitions